UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Annual Financial Report

26 February 2016

London

Press Release

PEARSON 2015 PRELIMINARY RESULTS (UNAUDITED)

Pearson, the world’s learning company, is announcing its preliminary full year results for 2015 which builds on its 21 January trading statement.  Key headlines include:

•	2015 results in line with guidance:
o
Sales of £4,468m declined 2% in underlying terms. Good growth in Pearson VUE, Connections Education and Wall Street English in China was more than offset by declines in US Higher Education, UK Qualifications and South Africa.

o	Deferred revenues grew 8% in underlying terms.
o	Adjusted operating profit of £723m was down 2% in underlying terms due to revenue mix and an operating loss in our Growth segment partly offset by Penguin Random House.
o
Adjusted earnings per share grew 5% to 70.3p reflecting lower interest and a lower tax rate of 15.5%, due to the agreement of historical tax positions and the associated release of accrued interest on tax provisions.

o
Operating cash flow decreased 33% as a result of challenging trading, disposals and increased US higher education textbook returns partly offset by an increased dividend payment from Penguin Random House.

•
2015 statutory results: Statutory profit for the year of £823m was affected by two significant items: pre-tax gains on the disposal of the Financial Times, The Economist Group and PowerSchool of £1,214m; and an impairment of goodwill and intangibles of £849m, primarily reflecting challenging market conditions in our Growth and North American businesses.

•
Simplification and growth: As announced in January, we are taking further action to simplify our business, reduce our costs and position ourselves for growth in our major markets. We will complete the majority of these actions by mid-year and incur implementation costs of approximately £320m in 2016 and expect to generate annualised savings of approximately £350m, with approximately £250m of these savings in 2016 and a further £100m of these savings in 2017. We have already implemented a number of associated actions since the announcement of the programme in January.

•
2018 goals: With the full benefits of our restructuring programme, the launch of new products, and stability returning to US college enrolments and the UK qualifications market by the end of 2017, we expect adjusted operating profit to be at or above £800m in 2018.

•
Sustaining the dividend: We are proposing a final dividend of 34p, level with last year, resulting in a 2% increase in the overall 2015 dividend to 52p.  Pearson plans to hold its dividend at this 2015 level while it rebuilds cover, reflecting the Board’s confidence in the medium term outlook.

•
2016 outlook: In 2016, we expect to report adjusted operating profit and adjusted earnings per share before the costs of restructuring of between £580m and £620m and between 50p and 55p, respectively, with the in-year benefits from restructuring offset by the loss of operating profit from disposals made in 2015, ongoing challenging conditions in our largest markets, the reinstatement of the employee incentive pool and other operational factors. We are excluding the one-off cost of this major restructuring to better reflect the underlying earnings potential of the business. Operating profit after restructuring charges is expected to be in the £260m to £300m range.

•
Strategy: We have world-class capabilities in educational courseware and assessment, based on a strong portfolio of products and services, powered by learning technology. Our strategy of combining these core capabilities with related services that enable our partners to scale online, reaching more people and ensuring better learning outcomes, will provide Pearson with a larger market opportunity, a sharper focus on the fastest-growing education markets and stronger financial returns.

John Fallon, chief executive said:

"Our competitive performance during the last three years has been strong, but the challenges in our biggest markets have persisted for longer than anticipated.

"Pearson is now implementing the plans we announced in January to integrate our business, reduce our cost base and focus on fewer, bigger growth opportunities.

"Education is a sector with large growth opportunities for Pearson, and we are committed to helping millions of learners to progress in their careers and lives."

FINANCIAL SUMMARY

£ millions	2015	2014	Headline growth	CER growth	Underlying growth
Business performance
Sales	4,468	4,540	(2)%	(5)%	(2)%
Adjusted operating profit	723	722	--	(3)%	(2)%
Adjusted earnings per share	70.3p	66.7p	5%
Operating cash flow	435	649	(33)%
Net debt	(654)	(1,639)	60%
Statutory results
Sales	4,468	4,540	(2)%
Operating (loss)/profit	(404)	348
(Loss)/profit before tax	(433)	255
Profit for the year	823	470	75%
Basic earnings per share	101.2p	58.1p	74%
Cash generated from operations	518	704	(26)%
Dividend per share	52p	51p	2%
Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. Unless otherwise stated, sales exclude FT Group, while total adjusted operating profits include FT Group. Continuing operations exclude FT Group.
b) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 16.

DIVISIONAL ANALYSIS – GEOGRAPHY

£ millions	2015	2014	Headline growth	CER growth	Underlying growth
Sales
North America	2,940	2,906	1%	(5)%	(1)%
Core	836	910	(8)%	(5)%	(5)%
Growth	692	724	(4)%	--	(1)%
Continuing operations	4,468	4,540	(2)%	(5)%	(2)%
FT Group	312	343	n/a	n/a	n/a
Total sales	4,780	4,883	(2)%	(5)%	(2)%
Adjusted operating profit/(loss)
North America	480	444	8%	(1)%	1%
Core	114	122	(7)%	(2)%	(2)%
Growth	(12)	32	n/a	n/a	n/a
Penguin Random House	90	69	30%	30%	30%
Adjusted operating profit from continuing operations	672	667	1%	(3)%	(2)%
FT Group	51	55	n/a	n/a	n/a
Total adjusted operating profit	723	722	--	(3)%	(2)%

2016 OUTLOOK

In 2016, we expect to report adjusted operating profit before restructuring costs of between £580m and £620m. This reflects the impact of: the in-year benefits from restructuring offset by the loss of operating profit from disposals made in 2015, ongoing challenging conditions in our largest markets, the reinstatement of the employee incentive pool and other operational factors (including dual running costs as we rationalise our technology infrastructure, cost inflation and increased pre-publication amortisation relating to new product launches).

We expect adjusted earnings per share to be between 50p and 55p, after a normalised interest charge of approximately £60m and a tax rate of approximately 19%. In 2016, we are excluding the one-off cost of our major restructuring from adjusted operating profit and earnings per share to better reflect the underlying earnings potential of the business. Operating profit after restructuring charges is expected to be in the £260m to £300m range. This guidance is based on our current portfolio of businesses and exchange rates on 31 December 2015.

The major factors behind this guidance are as follows:

TRADING CONDITIONS

While we expect to achieve continued good growth in areas such as virtual schools and online programme management, we anticipate trading conditions to remain challenging in our major markets in 2016.

In North America, our largest market, we anticipate US college enrolments will be flat given forecast modest improvements in US employment; a smaller adoption market in K-12 learning services and lower participation rate will be partially offset by growth in Open Territories driven by new products; reduced testing revenues in North America reflecting State and National Assessment contract losses worth approximately £100m announced in 2015; growth in clinical assessments and professional certification.

In our Core markets (which include the UK, Italy and Australia), we expect declines in vocational course registrations in UK schools, ongoing pressure in our various learning services businesses, partially offset by growth in managed services in Australia and the UK. At VUE, we will cease to deliver the contract to administer the UK Driving Theory test for the DVSA in September 2016.

In our Growth markets (which include Brazil, China, India and South Africa), we expect continued pressure in South Africa on government spending on textbooks and lower enrolments in CTI, macro-economic pressures in emerging markets, specifically China and Brazil, offset by growth from new products such as the New Student Experience.

In Penguin Random House, we anticipate that additional benefits from the ongoing integration of the business will be broadly offset by reduced demand for ebooks, following industry-wide changes in terms in 2015.

PORTFOLIO CHANGES

We completed the sale of PowerSchool on 31 July 2015 for £222m; the sale of The Financial Times on 30 November 2015 for £858m; and substantially completed the sale of our 50% stake in The Economist Group on 16 October 2015 for £469m. In addition we disposed of Fronter and a number of print textbook lists in the US. Total disposals contributed approximately £90m to 2015 operating profit which will not recur in 2016.

OTHER OPERATIONAL FACTORS

Dual running costs from technology implementations, increased investment amortisation from new product launches and cost inflation will increase costs by approximately £90m in 2016 when compared to 2015.

INCENTIVE COMPENSATION

Group incentive compensation was zero in 2015 reflecting the weakness of performance versus budget. The incentive pool will be reinstated to £110m in 2016 to ensure our work force is incentivised to sustain its strong competitive performance and to implement a significant programme of change within the company.

RESTRUCTURING

Building on the work we have done over the last three years, we are taking further action to simplify our business and reduce our costs and position us for growth in our major markets. We will: create a single courseware product organisation; integrate our North American assessment operations; reduce our exposure to large scale direct delivery and focus on more scalable online, virtual, and blended services; implement major efficiency improvements across all our enabling functions - technology, finance, HR; and rationalise our property portfolio and renegotiate and consolidate major supplier agreements.

To implement this programme, we will incur costs of approximately £320m in 2016 and expect to generate annualised savings of approximately £350m, with approximately £250m of savings in 2016 and a further £100m of savings in 2017.  We have already implemented a number of significant associated actions since announcing the programme in January.

CURRENCY MOVEMENTS

In 2015, Pearson generated approximately 63% of its sales in the US, 6% in Greater China, 5% in the Euro zone, 3% in Brazil, 2% in Canada, 2% in Australia, 2% in South Africa and 1% in India and our guidance is based on exchange rates at 31 December 2015.

INTEREST AND TAX

We expect our interest charge to be approximately £60m with lower average net debt levels offset by the absence of released accrued interest payments following agreement on historical tax positions. We expect a tax rate of approximately 19% on our total profit before tax (which includes the post-tax contribution from Penguin Random House).

FOR MORE INFORMATION:
Simon Mays-Smith / Brendan O’Grady                                                                                                                     + 44 (0)20 7010 2310

Pearson’s results presentation for investors and analysts will be audiocast live today from 0900 (GMT) and available for replay from 1200 (GMT) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

STRATEGIC OVERVIEW

Pearson is the world’s learning company, with world class capabilities in educational courseware and assessment, based on a strong portfolio of products and services, powered by learning technology.  Our strategy of combining these core capabilities with related services that enable our partners to scale online, reaching more people and ensuring better learning outcomes, will provide Pearson with a larger market opportunity, a sharper focus on the fastest-growing education markets and stronger financial returns.

Over the last three years, we have been investing steadily to develop new products and services, and forge broader partnerships with academic institutions, that enable us to capitalise on this opportunity. These new products and services, which will come to market over the next two years, include:

1.	Adaptive, personalised “next generation” courseware which enhances the productivity of teachers and helps students learn more effectively;
2.
New qualifications and certifications that help students to translate education into employment by assessing career relevant knowledge and skills, providing quality assurance to schools, universities and employers;

3.	A new platform by which we can meet the growing demand for high quality virtual and blended schooling at greater scale, both in the US and globally;
4.	Online programme management partnerships with an increasing number of universities, aimed at meeting the growing global demand for more flexible, effective and good value Higher Education;
5.
A major upgrade to our blended English language learning programmes, enabling us to help young adults and professionals to learn the English they need more flexibly so they can progress in their careers.

To focus on this opportunity, we have also been simplifying Pearson’s portfolio. We have successfully merged Penguin with Random House, to create the world’s leading trade publisher, strengthening its position in a market facing digital disruption, and generating significant cost savings. We have completed Pearson’s exit from the financial news and information market with the sales of The Financial Times Group, Mergermarket and our stake in The Economist Group. We have continued to reshape our portfolio of education assets, to reflect our tighter strategic focus, with the sale of PowerSchool, Fronter and a number of print textbooks lists, and the acquisition of Grupo Multi. The effect of disposals over the last three years has been to raise £1.8 billion of proceeds and to reduce operating profit by around £120m a year.

We have also simplified the company in a number of other important ways:

1.
As print volumes decline, we have significantly reduced our analogue fixed cost base. For example, over the last three years our owned and leased warehouse volume has fallen by 56% from 6.4m square feet to 2.8m square feet. We announced a partnership with RR Donnelley on 12 January 2016 which will reduce leased warehouse volumes by a further 1.8m square feet;

2.
We have reduced the geographical complexity of Pearson, by concentrating our owned operations in fewer markets. For example, Pearson moved to a distributor model in more than 20 markets between 2012 and 2015;

3.
More recently, we have been simplifying the fragmentation and duplication of our back office and enterprise infrastructure. For example, we plan to reduce the number of ERP systems from over 60 instances of separate systems down to a single instance of Oracle.

CYCLICAL AND POLICY RELATED FACTORS

Against the backdrop of this significant change agenda, cyclical and policy related challenges in some of our largest markets have been more pronounced and extended than we expected when we outlined our plans three years ago. In particular:

1.
Rapid growth in employment and increasing regulation in the United States has resulted in Higher Education enrolments in the US falling approximately 10% from a peak of around 21m in 2010 to about 19m in 2015 (similar to 2008 enrolment levels);

2.
Changes in school accountability measures in England and Wales have resulted in fewer students taking Vocational courses. For example, Level 2 Vocational enrolments have fallen more than 50% from a peak of almost 700,000 in 2012 to 320,000 in 2015 (similar to 2008 enrolment levels); and

3.
South Africa has purchased significantly fewer textbooks, which has resulted in the value of the textbook market falling 60% from a peak of R2.9bn in 2013 to an estimated R1.15bn in 2015 due to a smaller new adoption cycle in 2015 and budget pressures.

In combination, these factors have reduced Pearson’s operating profit by approximately £230m from its peak. We over-estimated how quickly those markets would return to sustainable levels of revenues and profits from their peak.

FURTHER SIMPLIFICATION AND INTEGRATION

Faced with these opportunities and challenges, we have undertaken a rigorous, bottom-up review of our markets, our operations and our financial plans. As a result, we are taking further action to simplify our business, reduce our costs and position us for growth in our major markets.  We will:

1.
Combine our lines of business for courseware into a single product organisation, rationalise and integrate our product development capabilities to focus more on adaptive, personalised “next generation” courseware in disciplines (for example, STEM subjects, Business, College and Career skills) where enrolments are growing and which lend themselves to this approach;

2.
Integrate our North America based assessment operations, and reduce costs primarily to increase our competitiveness and focus more on adaptive, personalised, online assessment in an era of "fewer, smarter" tests;

3.
Reduce our exposure to large scale direct delivery services and focus on more scalable online, virtual, and blended services. In some cases we’re aiming to run more efficient operations while in others we’ve exited completely from loss making businesses and contracts;

4.
Implement major efficiency improvements across all our enabling functions - technology, finance, HR - to bring the general and administrative costs of running Pearson more in line with global best practice;

5.	In addition, we are rationalising our property portfolio, and renegotiating and consolidating major supplier agreements to drive greater cost efficiency.

These efficiency improvements are accompanied by changes to our senior leadership team. Tim Bozik will lead our new joined up product organisation as President, Global Product. Bob Whelan will lead our new combined assessments business as President, Pearson Assessment, which combines Pearson VUE, the Pearson Assessment Center, U.S. State & National Assessment, and Clinical Assessment. Our CTO Albert Hitchcock takes on an expanded brief to cover our global Operations including: systems integration, customer support, supply chain and procurement. Gio Giovanelli, President of Pearson Brazil, is appointed President, Growth Markets.

In total, these actions will reduce Pearson’s headcount by approximately 4,000 FTEs, or 10% of Pearson’s workforce. We are moving quickly to implement this restructuring and are planning to complete the majority of it by the half year, and all of it by the end of the year. We are phasing the work to minimise the impact on key operational delivery, major selling seasons, market share and key milestones on our other major programmes.

We will incur costs of approximately £320m in 2016 as we implement the restructuring programme and expect to generate annualised savings of approximately £350m, with approximately £250m of savings in 2016 and a further £100m of savings in 2017.  We have already implemented a number of associated actions since we first announced the programme in January.

2018 GOALS

With the actions we announced in January, combined with a moderate return to growth in our major markets over the next few years, we expect adjusted operating profit to be at or above £800m in 2018. Underpinning this goal are the following assumptions:

1.	The key cyclical and policy factors that have hurt us – US college enrolments and UK Qualifications – stabilise by the end of 2017 and grow modestly thereafter helped by new product launches;
2.	We make modest market share gains in North American Higher Education subjects (STEM, college and career readiness) where we are launching our “next generation” courseware;
3.
As current contracts unwind, we see scope for further contraction in US state testing revenues through 2017 but stabilisation in 2018. We expect continued growth in professional certification and clinical assessment;

4.	Our businesses in China and Brazil will benefit from the launch of new products, including Wall Street English New Student Experience;
5.
We will continue to grow in our adjacent services businesses, led by online programme management, virtual schools and blended learning in English, as we bring new platforms and products to market and capitalise on strong market growth;

6.	The successful delivery of the full benefits of the restructuring plan, with minimal disruption to sales, market share and operations from this major programme of change.

This guidance is based on our current portfolio of businesses and exchange rates on 31 December 2015.

FINANCIAL OVERVIEW

Profit & loss statement. In 2015, Pearson’s sales decreased by £72m in headline terms to £4.5bn. Total adjusted operating profit rose £1m to £723m (2014: £722m).

Currency movements, primarily from the depreciation of Sterling against the US Dollar during the period, increased sales by £137m and operating profits by £22m.

At constant exchange rates (ie stripping out the impact of those currency movements), our sales fell by 5% primarily due to a change in revenue model at Connection Education which now records revenues charged at cost on a net basis; and adjusted operating profit fell by 3% due to revenue mix and an operating loss in our Growth segment.

The net effect of acquisitions, disposals and revenue model adjustments reduced sales by £129m and operating profits by £9m.

Stripping out the impact of portfolio changes and currency movements, revenues were down 2% in underlying terms while adjusted operating profit fell 2%.

Net interest payable in 2015 was £46m, compared to £64m in 2014. Our tax rate in 2015 was 15.5% compared to 17.9% in 2014. The decrease in both interest and tax was primarily due to agreement on historical tax positions and the release of associated accrued interest.

Adjusted earnings per share were 70.3p (2014: 66.7p).

Cash generation. Headline operating cash flow decreased by £214m to £435m as a result of challenging trading and disposals. Operating cash conversion fell from 90% in 2014 to 60% in 2015 due to: a mismatch between cash and accrued incentive compensation as a result of lower incentive compensation awards for 2015 when compared to 2014; capital expenditure greater than depreciation due to investments in our enabling function technology designed to lower administrative costs; an increase in US higher education textbook returns; and pension top-up payments as a result of a triennial valuation; partly offset by an increased dividend payment from Penguin Random House.

Return on invested capital. Our return on average invested capital was 5.8% (2014: 5.6%) primarily due to lower operating cash tax paid.

Statutory results. Our statutory results showed a profit for the year after tax of £823m, including gains on the disposal of the Financial Times, The Economist Group and PowerSchool of £1,214m and an impairment of goodwill and intangibles of £849m, primarily reflecting trading pressures in our Growth and North American businesses. Included within the net gain on disposal is a £70m balance sheet write down on the disposal of PowerSchool, related to the reduced market opportunity for software (such as Pearson System of Courses and Schoolnet) which was to be integrated with PowerSchool and the recognition that adoption of such software in US Schools is now unlikely to occur at the rate originally envisaged.

Balance sheet. Our net debt decreased to £654m (2014: £1,639m) primarily reflecting the disposals of The Financial Times, The Economist Group and PowerSchool and an increased dividend from Penguin Random House, offset by the strengthening of the US Dollar relative to Sterling, a higher group dividend and higher working capital. Pearson’s net debt/EBITDA ratio decreased from 1.9x in 2014 to 0.8x in 2015 and our interest cover increased from 11.3x to 15.7x.

Dividend. The Board is proposing a flat final dividend of 34p, which results in a 2% increase in the overall 2015 dividend to 52p, subject to shareholder approval.

NORTH AMERICA (66% of group revenues)

Revenues grew 1% in headline terms, due to the depreciation of Sterling against the US Dollar, but fell by 5% at CER and 1% in underlying terms. In School, strong enrolment growth in Connections Education, good growth in Clinical Assessments and market share gains in courseware were offset by the impact of a smaller textbook adoptions market and weakness in the open territories in K-12 courseware, and a change in revenue model at Connections Education which records revenue for services charged at cost on a net basis. In Higher Education, market share gains in courseware were offset by lower enrolments (total US College enrolments fell 1.7%, with combined two-year public and four-year for-profit enrolments declining 4.4%, affected by a rising employment rate and regulatory change affecting the for-profit and developmental learning sectors), higher textbook returns and list sales. Strong enrolment growth at Pearson Online Services was offset by lower revenues from Learning Studio, a higher education Learning Management System (LMS) that we are retiring, and the impact of a change in revenue model. In Professional, revenues grew strongly at VUE due to higher volumes of professional certification assessments. Adjusted operating profits rose 8% in headline terms due to currency movements, fell 1% at CER and were up 1% in underlying terms with contract losses in School Assessment and an adverse revenue mix offset by tight cost control and the profit on sale of lists.

School

Connections Education, our virtual school business served over 68,000 Full Time Equivalent students through full-time virtual and blended school programs in 2015, up 11% from 2014 as a result of underlying growth and a new statewide school in North Carolina. Connections manages 30 virtual public schools with three new full-time statewide virtual public schools approved for the 2016-17 school year to serve students in Arkansas, Washington and New Mexico. In its annual Parent Satisfaction Survey 93% of parents of students enrolled in full-time online partner schools "recommend" Connections to other families.

In courseware, revenue declined year on year despite strong market share performance primarily due to a smaller overall adoption market as compared to 2014. Overall market share increased slightly driven by a strong performance in new adoption markets where we won 31% (2014: 25%) of new adoptions competed for, or 29% (2014: 25%) of the total new adoption market of $730m in 2015 (2014: $910m), led by a strong performance in Grades K-6 Social Studies in Texas and Indiana and in Grades K-6 Science in Oklahoma. We expanded iLit, our digital reading intervention programme, covering a broader range of students including English Language Learners. Research studies show that students using iLit gain two or more years of reading growth in a year using this tablet based programme (http://pear.sn/PErhf). We launched ReadyGEN, a K-6 reading series and enVisionMATH2.0, the newest offering in the highly successful enVisionMATH K-6 math programme.

In State and National Assessments, revenues for the full year declined due to contract losses. High-stakes online test volumes grew strongly, up 130% on 2014 to 26.4 million, as customers transitioned to computer based testing. Paper based high stakes test volumes grew 3% to 32.7 million. Pearson successfully delivered English Language Arts and Math PARCC assessments to 5.1 million students across 11 states and the District of Columbia. ACT Aspire delivered Common Core aligned college and career readiness assessments to 1.3 million students up 67% from 2014 and was chosen for three new state-wide deployments in 2016. The states of Arkansas, Mississippi and Ohio will discontinue PARCC assessments in 2016. We were awarded contracts to deliver the Indiana Statewide Test of Educational Progress (ISTEP); renewed the Puerto Rican Tests of Academic Achievement (PPAA) and parts of the assessments contract awarded by the Texas Education Agency; and extended our contracts to administer the Mississippi Science Test and Mississippi Subject Area Testing Program. We ceased to administer the majority of the current Texas STAAR contract in September 2015. Pearson extended its partnership with the College Board for the SAT assessment with the award of a five-year contract for processing of the redesigned SAT and PSAT assessments. Pearson will continue to provide the essay-scoring component for the SAT until March 2016.

Clinical Assessment grew well benefiting from continued growth of the fifth edition of the Wechsler Intelligence Scale for Children (WISC-V), strong growth in Behavior Assessment for Children 3e (BASC) and rapid growth in Q-Interactive, Pearson's digital solution for Clinical assessment administration with geographic expansion and continued strong growth in active users to over 9,000 from 4,000 in 2014 with test administrations up over 400% to 1.3 million sub-tests.
Higher Education

Gross courseware revenues fell 1.5% (compared to industry gross revenue declines of 2.7%) due to lower college enrolments offset by market share gains. Net revenues declined 5.7% (compared to industry net declines of 7.5%) reflecting the impact of higher returns.  Our market share in courseware benefited from strong performance from key titles including:  Hubbard Economics 5e, Hibbeler Engineering Mechanics 14e and Marieb Human Anatomy & Physiology 10e.

Global digital registrations of MyLab and related products grew 3% to nearly 13 million. In North America, digital registrations grew 3% to almost 11 million with good growth in Science, Business & Economics, Statistics, REVEL and skills applications like Pearson Writer, offset by softness in developmental Mathematics. Faculty generated case studies indicate that the use of MyLab programmes, as part of a broader course redesign, can support improvements in student test scores and lower institutional cost (http://pear.sn/IZxLE). We launched a suite of features that include Adaptive Practice in our MyLabs to personalise subjects including mathematics and nursing practice, Predictive Analytics Early Alerts in Mastering to help science instructors support at-risk students, gamification features in Business and rich learning analytics dashboards in numerous products that offer deep insight into students’ progress, performance and engagement.

In Pearson Online Services, our Higher Education Online Program Management (OPM) business, course enrolments grew strongly, up 25% to over 265,000, boosted by strong growth in Arizona State University Online where we renewed our partnership at the start of 2015. We extended our collaboration with Maryville University to launch a Bachelor and Master’s in Cybersecurity and a Doctorate in Leadership. Ohio University is partnering with Pearson to launch a Master’s in Financial Economics and Public Relations. University of Nevada Reno is partnering to increase access to the Master of Social Work degree program online. Pearson launched a new managed programmes service model with Cincinnati State Technical and Community College, adapting traditional OPM services to the Community College market signing a landmark 10-year agreement to provide marketing, recruiting, admission, and retention services both to online and ground-based programmes.

In enterprise solutions, Pearson signed significant large-scale, enterprise adoptions of cross-discipline digital content, where content is purchased via an upfront course fee and integrated with university IT systems, with Jones County College, National University, Algonquin College and the University of Missouri system. We signed an expanded strategic partnership agreement with Southern New Hampshire University’s (SNHU) College of Online and Continuing Education (COCE). Pearson will support curriculum development, online tutoring, enterprise wide content and data integration, eBooks with a print-on-demand option and data and analytics services which will provide greater visibility into students’ achievement of learning outcomes. The Charles A. Dana Center at The University of Texas at Austin is collaborating with Pearson to provide web-based course resources to Community Colleges across Texas that dramatically shorten the time it takes for students to earn college credit in mathematics as part of the New Mathways Project. Three courses were launched in 2015:  Foundations Mathematical Reasoning, Statistics Reasoning and Quantitative Reasoning, with more planned in 2016. Pearson was named as the premier US Green Building Council Education Partner and will offer curriculum and course services to universities, associations, training companies, corporations, and workforce education and apprenticeship programs. We are partnering with Broward College to launch new competency-based workforce certification pathways focused on IT and Healthcare.  Pearson will support Broward’s strategy by providing 12 industry certifications with existing workforce education courseware, as well as curriculum development services to build new courses towards certification and the Acclaim badging platform.

Professional

In professional certification, VUE global test volumes grew 11% year on year to 14.2 million, boosted by continued growth in IT, Professional and GED, with increased volumes from Microsoft Certified Professional (MCP) Program globally, National Council of State Boards of Nursing and US teacher certification programmes. VUE renewed the Certiport Microsoft Office Specialists and Microsoft Technology Associate programmes for an additional year and extended our partnership with Cisco Systems for three and half years.

CORE (19% of group revenues)

Revenues declined by 8% in headline terms, 5% at CER and in underlying terms. Growth in Pearson Online Services in Australia, Wall Street English in Italy, Clinical Assessment in Germany and the Pearson Test of English in Australia was more than offset by revenue declines in UK qualifications as the business nears the end of a period of policy change, revenue declines at VUE, phasing and market weakness in Australian Higher Education courseware and the focusing of our UK school courseware on products that directly support Pearson Qualifications. Adjusted operating profit (excluding the FT, Economist and Mergermarket) declined 2% in underlying terms due to lower revenue offset by tight cost control.

School

In assessments, UK qualifications have been impacted by government policy, where changes to accountability measures have led to a further 20% decline in BTEC registrations in 2015. GCSE and GCE entries for summer 2015 grew modestly compared with 2014 resulting from increases in GCSE registrations in Sport, ICT and Business and strength in iGCSE entries. We successfully delivered the National Curriculum Test for 2015, marking 4 million scripts from 1.7 million students and successfully transitioned the marking of the test to an online-only model.

In courseware, UK school revenue fell with growth in primary school more than offset by declines in secondary as the vocational market contracted and our upper secondary revenues were impacted by lower market participation as we focus on products that directly support our qualifications. More than 5,400 UK Schools now subscribe to at least one Bug Club service, our primary school blended reading programme, representing growth of nearly 16% in the year. There are over 1.8 million pupils, more than 9,000 schools and 152,000 teachers currently using a service on ActiveLearn Primary. Italy revenues declined slightly with market share gains in primary offset by market weakness and a lower share in upper secondary. Australia revenues declined, with growth and increased market share in primary more than offset by a weaker secondary market.

Clinical assessment grew well with Germany benefiting from strong growth in Kaufman Assessment Battery for Children (K-ABC), partly offset by declines in Australia after a strong year in 2014 driven by the release of Wechsler Primary and Preschool Scale of Intelligence IV.

Higher Education

In courseware, UK revenues declined, primarily due to a weak market. In Australia, revenues declined significantly due to phasing and market weakness.

In online services, our Australian University Partnerships business grew strongly with combined course enrolments of nearly 4,000 up 380% from 2014. The growth of our partnership with Monash University was led by the Graduate Diploma in Psychology, which is now one of Monash's largest postgraduate courses. Our new partnership with Griffith University started very strongly seeing consistent demand for the MBA programme and the launch of two further courses. Kings College London partnered with Pearson to launch online postgraduate degree programmes in Psychology and Law.

Total enrolled students at Pearson College doubled to 232.

Professional

The Pearson Test of English Academic (PTEA) saw strong growth in test volumes and revenues after gaining approval from the Australian Department of Immigration and Border Protection to administer a broad range of language tests linked to visa applications.

Wall Street English revenues fell slightly with strong growth in Italy offset by declines in Germany.

GROWTH (15% of group revenues)

Revenues fell 4% in headline terms, were flat at CER and fell 1% in underlying terms. In China, revenues grew modestly reflecting strong sales of premium services in our direct delivery English Language Learning businesses offset by list disposals. In Brazil, revenues were stable with good growth in private sistemas and language schools offset by declines in government funded sistemas and language schools.  In South Africa, revenues declined significantly due to a smaller textbook adoption cycle and lower enrolments at CTI, due to a reduction in the number of qualified students graduating from high school and tightening consumer credit affecting re-enrolment rates. In the Middle East, our business was impacted by the withdrawal from the Saudi Colleges of Excellence.

Adjusted operating profit decreased £44m to a loss of £12m due to the strengthening of Sterling against key Emerging Market currencies, revenue declines in South Africa, a contract termination charge arising from the transition of our three Saudi Arabian Colleges of Excellence to new providers, cost inflation and additional investment in China; partially offset by the benefits of restructuring and integration in Brazil.

School

In South Africa, there was continued pressure on Government spending on textbooks due to budget pressures, which resulted in the value of the textbook market falling 60% from a peak of R2.9bn in 2013 to an estimated R1.15bn in 2015. We continued to perform well competitively and maintained a leading market share.

In Brazil, sistemas revenues grew well with strong growth in private sistemas partly offset by declines in NAME, our public sistema, following the cancellation of a large contract as a result of government spending cuts. Overall sistema enrolments fell 7% to nearly 449,000 with declines in NAME partly offset by growth in our three private sistemas, led by our largest sistema, COC. More than half of COC schools that participated in the High School National Exam (ENEM) ranked among the top 3 schools in their municipalities.

In India, enrolments at our managed schools grew 14% to nearly 27,000 students and we launched a pilot in more than 60 schools of MyPedia, an inside service ‘sistema’ solution for schools comprising print and digital content, assessments and academic support services.

Middle East school courseware and professional development revenues grew strongly on improved distribution.

Higher Education

In South Africa, after strong growth over a number of years, student enrolments at CTI universities fell by 16% to 11,300 driven by a 13% decline in qualified graduating high school students and tightening consumer credit affecting re-enrolment rates.

In Mexico, our fully accredited online university partnership, UTEL, increased the number of students enrolled by 34% to nearly 12,600.

In India, Higher Education courseware revenues grew strongly. Cornell University partnered with Pearson to launch the Cornell-ILR Experienced Managers Programme in India, with a blended learning approach combining online and in-person instruction.

In the Middle East, our three-year partnership with Taibah University in Saudi Arabia, to enable its transformation to a fully blended and personalised learning model, is progressing with over 4,000 students enrolled in our solution in 2015. Our partnership with the Preparatory Year Deanship at Um Al Qura University (PYP-UQU) to provide online learning and assessment technology has delivered 13,000 MyMathLab, MyITLab and MasteringPhysics licences. We withdrew from an agreement to run three Saudi Colleges of Excellence, with the colleges transitioning to new providers from 30 June 2015.  This resulted in a termination charge.

Professional

In Pearson English, good growth in direct delivery in China, private expenditure in language schools in Brazil, and English Language Teaching (ELT) was partly offset by the impact of lower public expenditure in language schools in Brazil.

In China, Wall Street English (WSE) achieved strong revenue growth, reflecting success in the premium segment and the growth in VIP branded offerings. Overall enrolments grew modestly to over 67,000 with new enrolments growing strongly. We launched the New Student Experience (NSE) in six pilot centres during December 2015. The NSE delivers a major upgrade to the Wall Street English service with adaptive, personalised learning incorporating Pearson’s Global Scale of English.

Global Education achieved moderate revenue growth as the market shifted to more intensive premium courses with smaller class sizes and new products, which resulted in enrolments declining 6.5% to 85,110.

We launched around 30 new MyEnglishLab products including Top Notch 3e and Progress. MyTOEFLLab and the second edition of MyIELTSLab successfully launched in China in WSE and Global Education. Global student registrations for MyEnglishLab and other ELT digital courseware grew 14% to 739,000. Pearson Test of English grew strongly in India.

Grupo Multi in Brazil saw strong revenue growth at Wizard, our consumer facing franchised English language learning business, but this was offset by declines in government orders due to public spending cuts. We opened 40 new school-in-school units for Multi English franchises in K-12 sistemas partner schools.

PENGUIN RANDOM HOUSE

Pearson owns 47% of Penguin Random House, the first truly global consumer book publishing company.

Penguin Random House had a strong performance in 2015, boosted by publication of hundreds of Adult and Children’s bestsellers across its territories, including the fiction mega-successes of Grey and The Girl on the Train, which each sold over 7 million copies.

The U.S. business published 584 New York Times print and e-book bestsellers in 2015 (2014: 760, based on a broader New York Times title count than 2015). The division benefited from the multi-million copy successes of Grey by E L James and the Adult debut novel The Girl on the Train by Paula Hawkins. Children’s authors who extended their outstanding sales in 2015 include Dr. Seuss, John Green, R.J. Palacio, James Dashner, Rick Yancey, Drew Daywalt, and Oliver Jeffers. Additional notable Adult titles include The Life-Changing Magic of Tidying Up by Marie Kondo; Rogue Lawyer by John Grisham; Lost Ocean by Johanna Basford; Between The World and Me by Ta-Nehisi Coates; and the movie tie-in paperback The Martian by Andy Weir.

The UK business published 201 titles on the Sunday Times bestseller lists (2014: 206). The division enjoyed outstanding sales for Grey and The Girl on the Train, which each sold more than 2 million copies, and for Harper Lee’s Go Set A Watchman and Jamie Oliver’s Everyday Super Food. Great demand continued for Jeff Kinney’s Diary of a Wimpy Kid and John Green’s titles, and for DK Publishing’s Star Wars publications.
Penguin Random House’s promising 2016 publishing lists include new titles from Lisa Brennan-Jobs, Bill Bryson, Lee Child, Harlan Coben, Phil Collins, Janet Evanovich, Ina Garten, John Grisham, Jazz Jennings, Jeff Kinney, Marie Kondo, John le Carré, Jojo Moyes, Jamie Oliver, James Patterson, Nathaniel Philbrick, Pope Francis, Nora Roberts, John Sandford, Danielle Steel and Star Wars.

Penguin Random House completed the sale of Author Solutions, its supported self-publishing services company, to an affiliate of Najafi Companies, an international private-investment firm, on 31 December, and sold its Australian online bookseller Bookworld to online retailer Booktopia in August.

The integration of Penguin and Random House continued to provide net benefits through organisational alignments and systems and warehouse combinations in 2015, as well as for 2016 and thereafter. The North America warehouse consolidation was completed in February 2015, and in December, the UK business announced it will be gradually closing its Rugby distribution centre and relocating its inventory to two other locations. The integration in Spain and Latin America of Santillana with Grupo Editorial Penguin Random House remains on course.

FINANCIAL REVIEW

Operating result

On a headline basis, sales from continuing operations decreased by £72m or 2% from £4,540m in 2014 to £4,468m in 2015. Total adjusted operating profit increased by £1m from £722m in 2014 to £723m in 2015. On an underlying basis, sales from continuing operations decreased by 2% in 2015 compared to 2014 and total adjusted operating profit decreased by 2%. Our underlying measures exclude the effects of exchange and portfolio changes arising from acquisitions and disposals. In 2015, currency movements increased sales by £137m and adjusted operating profit by £22m. Portfolio changes decreased sales by £129m and adjusted operating profit by £9m.

Our portfolio change is calculated by taking account of the additional contribution (at constant exchange rates) from acquisitions made in both 2014 and 2015. For acquisitions made in 2014 we calculate the additional contribution as the sales and profits made in the period of 2015 that corresponds to the pre-acquisition period in 2014. We also exclude sales and profits made by businesses disposed in either 2014 or 2015. In 2015, in light of the evolution of our Connections Education business we have concluded that it is more appropriate to reflect a greater proportion of revenue on a net basis. In our underlying revenue measure we have reflected this change as a portfolio adjustment. There is no corresponding profit adjustment.

Total adjusted operating profit includes the results from discontinued operations but excludes intangible charges for amortisation and impairment, acquisition related costs and other gains and losses arising from acquisitions and disposals. The statutory operating loss from continuing operations of £404m in 2015 compares to a profit of £348m in 2014. The decrease mainly reflects an increase in intangible charges. Following significant economic and market deterioration in the Group’s operations in emerging markets and ongoing cyclical and policy related pressures in the Group’s mature market operations, management’s expectations of future returns were revised down in the course of 2015 resulting in the impairment of intangible assets in North America of £282m, in Core markets of £37m and in Growth markets of £530m. In 2014 impairments of £77m related to India.

Other gains and losses in continuing operations in 2015 include the gain on sale of PowerSchool of £30m net of a £70m write down of related software assets. The write down of the software assets reflects the reduced market opportunity for software which was to be integrated with PowerSchool and the recognition that adoption of such software in US Schools is now unlikely to occur at the rate originally envisaged. Also included in other gains and losses are net losses of £17m from the sale and write down of smaller non-core businesses and investments. In 2014 gains and losses in continuing operations are the  loss on sale of our investment in Nook Media of £38m offset by profits on the sale of our joint venture interests in Safari Books Online and CourseSmart totalling £40m.

Discontinued operations

Discontinued operations in 2015 relate to the sale of the Financial Times and the Group’s 50% interest in the Economist. The Economist sale was substantially completed on 16 October 2015 and realised a gain of £473m before tax. The sale of the Financial Times completed on 30 November 2015 and realised a gain of £711m before tax. We expect both of these transactions to qualify for substantial shareholder exemption in the UK. The gains on these transactions and the results for both 2014 and 2015 to the respective sale dates have been included in discontinued operations.

The sale of Mergermarket to BC partners, completed on 4 February 2014, resulted in a gain of £244m before tax. The gain on sale and the results for 2014 to the date of sale have been included in discontinued operations. Also included in discontinued operations in 2014 is a gain of £29m relating to adjustments to liabilities arising on the formation of the Penguin Random House group. Although this transaction completed in 2013 there were subsequent adjustments relating to the potential transfer of pension liabilities and tax.

Net finance costs

Net interest payable in 2015 was £46m, compared to £64m in 2014.  This decrease is due to the lower level of average net debt in the period following disposals, additional interest receivable on cash balances and lower interest on tax following agreement of historical tax positions.

Finance income and costs relating to retirement benefits have been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are finance costs for deferred consideration associated with acquisitions, foreign exchange and other gains and losses. Finance costs for deferred consideration are excluded from adjusted earnings as they relate to the future potential acquisition of non-controlling interests and don’t reflect cash expended. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

In 2015, the total of these items excluded from adjusted earnings was a gain of £17m compared to a loss of £29m in 2014. Both the gain in 2015 and the loss in 2014 mainly relate to foreign exchange differences on unhedged cash and cash equivalents and other financial instruments.

Taxation

The effective tax rate on adjusted earnings in 2015 was 15.5% as compared to an effective rate of 17.9% in 2014. Our overseas proﬁts, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 20.25% in 2015 and 21.5% in 2014). These higher tax rates were largely offset by amortisation-related tax deductions and by adjustments arising from agreement of historic tax positions. Both these items were more significant in 2015 than they had been in 2014.

The reported tax benefit on a statutory basis in 2015 was £81m (18.7%) compared to a charge of £56m (22.0%) in 2014. The statutory tax benefit in 2015 is mainly due to benefits arising on the increase in intangible charges. Operating tax paid in 2015 was £129m compared to £163m in 2014.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The gain on translation of £175m in 2014 compares to a loss in 2015 of £69m and is principally due to movements in the US dollar. A significant proportion of the Group’s operations are based in the US and the US dollar strengthened in 2015 from an opening rate of £1:$1.56 to a closing rate at the end of 2015 of £1:$1.47 However at the same time other currencies have weakened compared to Sterling and this effect was more than enough to offset gains on the US dollar. At the end of 2014 the US dollar had also strengthened in comparison to the opening rate moving from £1:$1.66 to £1:$1.56 and other currencies did not weaken to the same extent as they have done in 2015.

Also included in other comprehensive income in 2015 is an actuarial gain of £118m (including a £8m gain in respect of associates) in relation to post retirement plans. This gain mainly arises from a higher discount rate used to value the liabilities. The gain compares to an actuarial gain in 2014 of £8m (including a £15m loss in respect of associates).

Cash flows

Operating cash flow decreased by £214m from £649m in 2014 to £435m in 2015. The decrease is also reflected in operating cash conversion which fell from 90% in 2014 to 60% in 2015 due to the mismatch between incentives paid and accrued, increased capital expenditure, higher physical returns in North America and increased pension top up payments. The Group’s net debt decreased from £1,639m at the end of 2014 to £654m at the end of 2015 following receipt of proceeds from disposals in the period.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans. In addition to pension plans we also operate post-retirement medical benefit plans (PRMBs), the most significant of which is in the US. In 2014 we amended the eligibility criteria for the US PRMB plan. This amendment resulted in a curtailment gain and a reduction in the on-going service cost of the plan.

The charge to profit in respect of worldwide pensions and retirement benefits for continuing operations amounted to £81m in 2015 (2014: £70m) of which a charge of £85m (2014: £71m) was reported in adjusted operating profit and an income of £4m (2014: £1m) was reported against other net finance costs. The increase charge in 2015 is in part due to the US PRMB curtailment gain taken in 2014 and an increase in costs relating to our defined contribution plans.

The overall surplus on the UK Group pension plan of £190m at the end of 2014 has increased to a surplus of £337m at the end of 2015. The movement has arisen principally due to continuing asset returns, deficit funding and higher discount rates used to value the liabilities. In total, our worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £27m at the end of 2014 to a net asset of £198m at the end of 2015.

Dividends

The dividend accounted for in our 2015 financial statements totalling £423m represents the final dividend in respect of 2014 (34.0p) and the interim dividend for 2015 (18.0p).  We are proposing a final dividend for 2015 of 34.0p, bringing the total paid and payable in respect of 2015 to 52.0p, a 2% increase on 2014. This final 2015 dividend which was approved by the Board in February 2016, is subject to approval at the forthcoming AGM and will be charged against 2016 profits. For 2015, the dividend is covered 1.4 times by adjusted earnings.

Return on invested capital (ROIC)

Our ROIC is calculated as total adjusted operating profit less cash tax, expressed as a percentage of average gross invested capital. ROIC increased from 5.6% in 2014 to 5.8% in 2015. Reduced tax payments were the main reason for the movement.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2015

		2015	2014
all figures in £ millions	note

Continuing operations

Sales	2	4,468	4,540
Cost of goods sold		(1,981)	(2,021)
Gross profit		2,487	2,519

Operating expenses		(2,094)	(2,125)
Impairment of intangible assets		(849)	(77)
Share of results of joint ventures and associates		52	31
Operating (loss) / profit	2	(404)	348

Finance costs	3	(100)	(140)
Finance income	3	71	47
(Loss) / profit before tax	4	(433)	255
Income tax	5	81	(56)
(Loss) / profit for the year from continuing operations		(352)	199

Discontinued operations

Profit for the year from discontinued operations	8	1,175	271

Profit for the year		823	470

Attributable to:
Equity holders of the company		823	471
Non-controlling interest		-	(1)

Earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	101.2 p	58.1 p
Diluted	6	101.1 p	58.0 p

(Loss) / earnings per share from continuing operations (in pence per share)
Basic	6	(43.3)p	24.7 p
Diluted	6	(43.2)p	24.6 p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2015

	2015	2014
all figures in £ millions

Profit for the year	823	470

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(85)	150
Net exchange differences on translation of foreign operations – associates	16	25
Currency translation adjustment disposed	(10)	(2)
Attributable tax	5	(6)

Items that are not reclassified to the income statement
Re-measurement of retirement benefit obligations - Group	110	23
Re-measurement of retirement benefit obligations - associates	8	(15)
Attributable tax	(24)	(1)
Other comprehensive income for the year	20	174

Total comprehensive income for the year	843	644

Attributable to:
Equity holders of the company	845	645
Non-controlling interest	(2)	(1)

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2015

		2015	2014
all figures in £ millions	note

Property, plant and equipment		320	334
Intangible assets	11	5,164	6,310
Investments in joint ventures and associates		1,103	1,118
Deferred income tax assets		276	295
Financial assets – Derivative financial instruments		78	90
Retirement benefit assets		337	190
Other financial assets		143	54
Trade and other receivables		115	82
Non-current assets		7,536	8,473
		841
Intangible assets – Pre-publication		841	820
Inventories		211	224
Trade and other receivables		1,284	1,310
Financial assets – Derivative financial instruments		32	24
Financial assets – Marketable securities		28	16
Cash and cash equivalents (excluding overdrafts)		1,703	530
Current assets		4,099	2,924

Total assets		11,635	11,397

Financial liabilities – Borrowings		(2,048)	(1,883)
Financial liabilities – Derivative financial instruments		(136)	(73)
Deferred income tax liabilities		(560)	(714)
Retirement benefit obligations		(139)	(163)
Provisions for other liabilities and charges		(71)	(82)
Other liabilities	12	(356)	(310)
Non-current liabilities		(3,310)	(3,225)

Trade and other liabilities	12	(1,390)	(1,601)
Financial liabilities – Borrowings		(282)	(342)
Financial liabilities – Derivative financial instruments		(29)	(1)
Current income tax liabilities		(164)	(190)
Provisions for other liabilities and charges		(42)	(53)
Current liabilities		(1,907)	(2,187)

Total liabilities		(5,217)	(5,412)

Net assets		6,418	5,985

Share capital		205	205
Share premium		2,590	2,579
Treasury shares		(72)	(75)
Reserves		3,691	3,270
Total equity attributable to equity holders of the company		6,414	5,979
Non-controlling interest		4	6
Total equity		6,418	5,985

The condensed consolidated financial statements were approved by the Board on 25 February 2016.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2015

	Equity attributable to the equity holders of the company					Non-controlling interest		Total equity
all figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
2015
At 1 January 2015	205	2,579	(75)	70	3,200	5,979	6	5,985
Profit for the year	-	-	-	-	823	823	-	823
Other comprehensive income	-	-	-	(77)	99	22	(2)	20
Total comprehensive income	-	-	-	(77)	922	845	(2)	843
Equity-settled transactions	-	-	-	-	26	26	-	26
Tax on equity-settled transactions	-	-	-	-	(1)	(1)	-	(1) )
Issue of ordinary shares under share option schemes	-	11	-	-	-	11		11
Purchase of treasury shares	-	-	(23)	-	-	(23)	-	(23) )
Release of treasury shares	-	-	26	-	(26)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(423)	(423)	-	(423)
At 31 December 2015	205	2,590	(72)	(7)	3,698	6,414	4	6,418

2014
At 1 January 2014	205	2,568	(98)	(103)	3,128	5,700	6	5,706
Profit for the year	-	-	-	-	471	471	(1)	470
Other comprehensive income	-	-	-	173	1	174	-	174
Total comprehensive income	-	-	-	173	472	645	(1)	644
Equity-settled transactions	-	-	-	-	32	32	-	32
Tax on equity-settled transactions	-	-	-	-	(3)	(3)	-	(3)
Issue of ordinary shares under share option schemes	-	11	-	-	-	11	-	11
Purchase of treasury shares	-	-	(9)	-	-	(9)	-	(9)
Release of treasury shares	-	-	32	-	(32)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	2	2
Dividends	-	-	-	-	(397)	(397)	(1)	(398)
At 31 December 2014	205	2,579	(75)	70	3,200	5,979	6	5,985

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2015

		2015	2014
all figures in £ millions	note

Cash flows from operating activities
Net cash generated from operations	16	518	704
Interest paid		(75)	(86)
Tax paid		(232)	(163)
Net cash generated from operating activities		211	455

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	13	(9)	(448)
Acquisition of joint ventures and associates		(11)	(12)
Purchase of investments		(7)	(3)
Purchase of property, plant and equipment		(86)	(75)
Purchase of intangible assets		(161)	(107)
Disposal of subsidiaries, net of cash disposed		1,030	327
Proceeds from sale of joint ventures and associates		379	39
Proceeds from sale of investments		13	9
Proceeds from sale of property, plant and equipment		2	9
Proceeds from sale of intangible assets		1	2
Proceeds from sale of liquid resources		17	12
Loans repaid by / (advanced to) related parties		7	(10)
Loans advanced		-	(2)
Investment in liquid resources		(29)	(22)
Interest received		24	13
Dividends received from joint ventures and associates		162	120
Net cash generated from / (used in) investing activities		1,332	(148)

Cash flows from financing activities
Proceeds from issue of ordinary shares		11	11
Purchase of treasury shares		(23)	(9)
Proceeds from borrowings		372	404
Repayment of borrowings		(300)	(538)
Finance lease principal payments		(1)	(4)
Dividends paid to company’s shareholders		(423)	(397)
Dividends paid to non-controlling interests		-	(1)
Net cash used in financing activities		(364)	(534)

Effects of exchange rate changes on cash and cash equivalents		(19)	(2)
Net increase / (decrease) in cash and cash equivalents		1,160	(229)

Cash and cash equivalents at beginning of year		511	740
Cash and cash equivalents at end of year		1,671	511

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2015

1.	Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group, there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2014 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

The Group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the Group should be able to operate within the level of its current committed borrowing facilities. The directors have made an assessment of the Group’s ability to continue as a going concern and consider it appropriate to adopt the going concern basis of accounting. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2014 Annual Report.

This preliminary announcement does not constitute the Group’s full financial statements for the year ended 31 December 2015. The Group’s full financial statements will be approved by the Board of Directors and reported on by the auditors in March 2016.  Accordingly, the financial information for 2015 is presented unaudited in the preliminary announcement.

The financial information for the year ended 31 December 2014 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2014 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

2.	Segment information

The primary segments for management and reporting are Geographies (North America, Core and Growth). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH). The results of the FT Group segment (to 30 November 2015) and Mergermarket (to 4 February 2014) are shown as discontinued in the relevant periods.

	2015	2014
all figures in £ millions

Sales by Geography
North America	2,940	2,906
Core	836	910
Growth	692	724
Sales – continuing operations	4,468	4,540
Sales – discontinued operations	312	343
Total sales	4,780	4,883

Adjusted operating profit by Geography
North America	480	444
Core	114	122
Growth	(12)	32
PRH	90	69
Adjusted operating profit – continuing operations	672	667
Adjusted operating profit – discontinued operations	51	55
Total adjusted operating profit	723	722

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

2.	Segment information continued

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

	North America	Core	Growth	PRH	Continuing	Discontinued	Total
all figures in £ millions

2015

Adjusted operating profit / (loss)	480	114	(12)	90	672	51	723
Other net gains and losses	19	(5)	-	(1)	13	1,184	1,197
Acquisition costs	-	-	-	-	-	-	-
Intangible charges	(386)	(79)	(583)	(41)	(1,089)	(3)	(1,092)
Operating profit / (loss)	113	30	(595)	48	(404)	1,232	828
2014

Adjusted operating profit	444	122	32	69	667	55	722
Other net gains and losses	2	-	-	-	2	273	275
Acquisition costs	(2)	(1)	(3)	-	(6)	-	(6)
Intangible charges	(108)	(21)	(132)	(54)	(315)	(3)	(318)
Operating profit / (loss)	336	100	(103)	15	348	325	673

Included in total adjusted operating profit are gross restructuring costs of £47m (2014: £84m).

There were no material inter-segment sales.

Adjusted operating profit is one of Pearson’s key business performance measures; it includes the operating profit from the total business including the results of discontinued operations when relevant.

Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group.

In 2015, other gains and losses included in discontinued operations relate to the sale of the FT Group including the 50% share of the Economist. In 2014, other gains and losses in discontinued operations relate to the gain on the disposal of Mergermarket and an adjustment to liabilities relating to the Penguin disposal.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

2.	Segment information continued

Included in other net gains and losses within continuing operations in 2015 in the North America segment is the profit on disposal of PowerSchool net of small losses on other investments. In the Core segment the loss on disposal relates to adjustments to prior year disposals.

In 2014 other gains and losses in the North America segment of £2m relate to the loss on disposal of Nook Media (£38m) and the gain on sale of our joint venture interests in Safari Books Online and CourseSmart (£40m).

Charges relating to intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit as these items are not considered to be fully reflective of the underlying performance of the Group. In 2015 intangible charges include an impairment of goodwill and intangibles in our North American business of £282m, our core business of £37m and our Growth business of £530m and in 2014 intangible charges include an impairment of goodwill and intangibles in our Growth business in India business of £77m (see also note 11).

Corporate costs are allocated to business segments including discontinued operations on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

3.	Net finance costs

	2015	2014
all figures in £ millions

Net interest payable	(46)	(64)
Finance income in respect of retirement benefits	4	1
Net foreign exchange gains / (losses)	7	(36)
Derivatives not in a hedging relationship	6	6
Net finance costs	(29)	(93)

Analysed as:
Finance costs	(100)	(140)
Finance income	71	47
Net finance costs	(29)	(93)

Analysed as:
Net interest payable	(46)	(64)
Other net finance income / (costs)	17	(29)
Net finance costs	(29)	(93)

Net finance costs classified as other net finance income / costs are excluded in the calculation of our adjusted earnings.

We have excluded finance costs relating to retirement benefits as we believe the presentation does not reflect the economic substance of the underlying assets and liabilities and we have excluded the finance costs for deferred consideration as they relate to future earn outs and similar payments on acquisitions and do not reflect cash expended.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2015 and 2014 the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged US dollar and Euro loans, cash and cash equivalents.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

4.	Profit before tax

		2015	2014
all figures in £ millions	note

(Loss) / profit before tax – continuing operations		(433)	255
Intangible charges	2	1,089	315
Acquisition costs	2	-	6
Other gains and losses	2	(13)	(2)
Other net finance (income) / costs	3	(17)	29
Adjusted profit before tax – continuing operations		626	603
Adjusted profit before tax – discontinued operations		51	55
Total adjusted profit before tax		677	658

5.	Income tax

	2015	2014
all figures in £ millions

Income tax benefit / (charge) – continuing operations	81	(56)
Tax benefit on intangible charges	(257)	(72)
Tax benefit on acquisition costs	-	(1)
Tax charge on other gains and losses	40	1
Tax benefit / (charge) on other net finance costs	7	(5)
Tax amortisation benefit on goodwill and intangibles	33	24
Adjusted income tax charge – continuing operations	(96)	(109)
Adjusted income tax charge – discontinued operations	(9)	(9)
Total adjusted income tax charge	(105)	(118)
Tax rate reflected in adjusted earnings	15.5%	17.9%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

6.	Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit or loss attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2015	2014
all figures in £ millions

(Loss) / profit for the year from continuing operations	(352)	199
Non-controlling interest	-	1
(Loss) earnings from continuing operations	(352)	200
Profit for the year from discontinued operations	1,175	271
Non-controlling interest	-	-
Earnings	823	471

Weighted average number of shares (millions)	813.3	810.9
Effect of dilutive share options (millions)	0.8	1.0
Weighted average number of shares (millions) for diluted earnings	814.1	811.9

Earnings per share from continuing and discontinued operations
Basic	101.2 p	58.1 p
Diluted	101.1 p	58.0 p

(Loss) / earnings per share from continuing operations
Basic	(43.3)p	24.7 p
Diluted	(43.2)p	24.6 p

7.	Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

7.	Adjusted earnings per share continued

	Statutory income		Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income
all figures in £ millions	note

2015
Operating profit	2	(404)	51	(13)	-	1,089	-	-	723
Net finance costs	3	(29)	-	-	-	-	(17)	-	(46)

Profit before tax	4	(433)	51	(13)	-	1,089	(17)	-	677
Income tax	5	81	(9)	40	-	(257)	7	33	(105)

Profit for the year – continuing		(352)	42	27	-	832	(10)	33	572
Profit for the year – discontinued	8	1,175	(42)	(1,135)	-	2	-	-	-

Profit for the year		823	-	(1,108)	-	834	(10)	33	572
Non-controlling interest		-	-	-	-	-	-	-	-

Earnings		823	-	(1,108)	-	834	(10)	33	572

Weighted average number of shares (millions)								813.3
Weighted average number of shares (millions) for diluted earnings								814.1

Adjusted earnings per share (basic)								70.3p
Adjusted earnings per share (diluted)								70.3p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

7.	Adjusted earnings per share continued

	Statutory income		Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income
all figures in £ millions	note

2014
Operating profit	2	348	55	(2)	6	315	-	-	722
Net finance costs	3	(93)	-	-	-	-	29	-	(64)

Profit before tax	4	255	55	(2)	6	315	29	-	658
Income tax	5	(56)	(9)	1	(1)	(72)	(5)	24	(118)

Profit for the year – continuing		199	46	(1)	5	243	24	24	540
Profit for the year – discontinued	8	271	(46)	(227)	-	2	-	-	-

Profit for the year		470	-	(228)	5	245	24	24	540
Non-controlling interest		1	-	-	-	-	-	-	1

Earnings		471	-	(228)	5	245	24	24	541

Weighted average number of shares (millions)								810.9
Weighted average number of shares (millions) for diluted earnings								811.9

Adjusted earnings per share (basic)								66.7p
Adjusted earnings per share (diluted)								66.6p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

8.	Discontinued operations

On 16 October 2015, Pearson substantially completed the sale of its 50% interest in the Economist and on 30 November 2015 Pearson completed the sale of the Financial Times. The results of the Economist and the Financial Times are included in discontinued operations in 2014 and to the date of sale in 2015.

Additionally, on 4 February 2014, Pearson completed the sale of Mergermarket and the results to the date of sale in 2014 are included in discontinued operations.

The sales and profit for the year for discontinued operations are analysed below.

	2015	2014
all figures in £ millions

Sales by discontinued operations	312	343

Operating profit included in adjusted earnings	51	55
Intangible amortisation	(3)	(3)
Gain on disposal of the Financial Times	711	-
Gain on disposal of the Economist	473	-
Gain on disposal of Penguin	-	29
Gain on disposal of Mergermarket	-	244
Profit before tax	1,232	325
Attributable tax charge	(57)	(54)
Profit for the year - discontinued operations	1,175	271

Operating profit included in adjusted earnings	51	55
Attributable tax charge	(9)	(9)
Profit for the year included in adjusted earnings	42	46
Intangible amortisation	(3)	(3)
Attributable tax benefit	1	1
Gain on disposal of the Financial Times	711	-
Attributable tax charge	(49)	-
Gain on disposal of the Economist	473	-
Attributable tax charge	-	-
Gain on disposal of Penguin	-	29
Attributable tax benefit	-	-
Gain on disposal of Mergermarket	-	244
Attributable tax charge	-	(46)
Profit for the year - discontinued operations	1,175	271

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

8.	Discontinued operations continued

The gains on disposal of the Financial Times and economist in 2015 and Mergermarket in 2014 are shown in the tables below. The gain of £29m in 2014 relating to Penguin arose as a result of adjustments to liabilities following the Penguin disposal and formation of PRH in 2013.

	2015	2014
all figures in £ millions

Gain on sale of the Financial Times

Proceeds	858	-
Net assets disposed	(100)	-
Cost of disposal	(47)	-
Gain on disposal before tax	711	-
Attributable tax charge	(49)	-
Gain on disposal after tax	662	-

Gain on sale of the Economist

Proceeds	377	-
Remeasurement of retained asset at fair value	92	-
Net liabilities disposed	4	-
Cost of disposal	-	-
Gain on disposal before tax	473	-
Attributable tax charge	-	-
Gain on disposal after tax	473	-

The amount included as remeasurement of retained assets relates to an 11% stake in the Economist which is now held at fair value within other financial assets on the balance sheet.

Gain on sale of Mergermarket

Proceeds	-	375
Net assets disposed	-	(130)
Cost of disposal	-	(1)
Gain on disposal before tax	-	244
Attributable tax charge	-	(46)
Gain on disposal after tax	-	198

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

9.	Dividends

	2015	2014
all figures in £ millions

Amounts recognised as distributions to equity shareholders in the year	423	397

The directors are proposing a final dividend of 34.0p per equity share, payable on 6 May 2016 to shareholders on the register at the close of business on 8 April 2016. This final dividend, which will absorb an estimated £277m of shareholders’ funds, has not been included as a liability as at 31 December 2015.

10.	Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2015	2014

Average rate for profits	1.53	1.65
Year end rate	1.47	1.56

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

11.	Non-current intangible assets

	2015	2014
all figures in £ millions

Goodwill	4,134	5,030
Other intangibles	1,030	1,280
Non-current intangible assets	5,164	6,310

Following significant economic and market deterioration in the Group’s operations in emerging markets and ongoing cyclical and policy related pressures in the Group’s mature market operations, management’s expectations of future returns were revised down in the course of 2015. It was determined during the goodwill impairment review that the fair value less costs of disposal of the Growth, North America and Core CGUs no longer supported the carrying value of the goodwill. An impairment of £507m was booked in respect of the Group’s Growth operations, representing impairments of £269m in the Brazil CGU, £181m in the China CGU, £48m in the South Africa CGU and £9m in the Other Growth CGU, thereby bringing the carrying value of goodwill in those CGUs down to £nil. Impairments of £10m and £13m were also booked in respect of other acquired intangibles in the South Africa and Other Growth CGUs respectively, bringing their carrying value down to £nil. Impairments of £282m and £37m were also booked in respect of the North America and Core CGUs respectively, bringing the carrying value of the goodwill in those CGUs down to fair value less costs of disposal.

In 2014 following deterioration in the market conditions for the Group’s online tutoring business based in India, it was determined in the course of the impairment review that the value in use of the India CGU no longer supported the carrying value of the goodwill in that CGU. An impairment of £67m was booked, thereby bringing the carrying value of goodwill in the India CGU down to £nil. An impairment of £10m was also booked in respect of other acquired intangibles in that CGU, bringing their carrying value to £nil.

12.	Trade and other liabilities

	2015	2014
all figures in £ millions

Trade payables	(319)	(329)
Accruals	(393)	(522)
Deferred income	(766)	(801)
Other liabilities	(268)	(259)
Trade and other liabilities	(1,746)	(1,911)

Analysed as:
Trade and other liabilities – current	(1,390)	(1,601)
Other liabilities – non-current	(356)	(310)
Total trade and other liabilities	(1,746)	(1,911)

The deferred income balance comprises principally multi-year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

13.	Business combinations

There were no significant acquisitions completed in the year and there were no material adjustments to prior year acquisitions.

The net cash outflow relating to acquisitions in the year is shown in the table below:

Total
all figures in £ millions

Cash – Current year acquisitions	(1)
Deferred payments for prior year acquisitions and other items	(6)
Cash and cash equivalents acquired	-
Acquisition costs paid	(2)
Net cash outflow on acquisitions	(9)

14.	Net debt

	2015	2014
all figures in £ millions

Non-current assets
Derivative financial instruments	78	90
Current assets
Derivative financial instruments	32	24
Marketable securities	28	16
Cash and cash equivalents (excluding overdrafts)	1,703	530
Non-current liabilities
Borrowings	(2,048)	(1,883)
Derivative financial instruments	(136)	(73)
Current liabilities
Borrowings	(282)	(342)
Derivative financial instruments	(29)	(1)
Total net debt	(654)	(1,639)

In May 2015, Pearson issued €500m 1.375% Notes due in 2025. The proceeds were used to pay down outstanding US dollar commercial paper and were also used in the repayment of the £300m Notes that matured in December 2015.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

15.	Classification of assets and liabilities measured at fair value

	----Level 2----			-Level 3-
	Available for sale assets	Derivatives	Other assets	Available for sale assets	Other liabilities	Total fair value
all figures in £ millions
2015

Investment in listed securities	-	-	-	-	-	-
Investment in unlisted securities	-	-	-	143	-	143
Marketable securities	28	-	-	-	-	28
Derivative financial instruments	-	110	-	-	-	110
Total financial assets held at fair value	28	110	-	143	-	281

Derivative financial instruments	-	(165)	-	-	-	(165)
Total financial liabilities held at fair value	-	(165)	-	-	-	(165)

2014

Investment in listed securities	9	-	-	-	-	9
Investment in unlisted securities	-	-	-	45	-	45
Marketable securities	16	-	-	-	-	16
Derivative financial instruments	-	114	-	-	-	114
Total financial assets held at fair value	25	114	-	45	-	184

Derivative financial instruments	-	(74)	-	-	-	(74)
Total financial liabilities held at fair value	-	(74)	-	-	-	(74)

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of available for sale assets is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the year.

The market value of Pearson’s bonds is £2,245m (2014: £2,197m) compared to their carrying value of £2,284m (2014: £2,173m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

15.	Classification of assets and liabilities measured at fair value continued

Movements in fair values of level 3 assets and liabilities are shown in the table below:

Investments in
all figures in £ millions	unlisted securities

2015

At 1 January 2015	45
Exchange differences	3
Additions	101
Fair value movements	-
Disposals	(6)
At 31 December 2015	143

2014
At 1 January 2014	94
Exchange differences	6
Additions	3
Fair value movements	-
Disposals	(58)
At 31 December 2014	45

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

16.	Cash flows

		2015	2014
all figures in £ millions	note

Reconciliation of profit for the year to net cash generated from operations
Profit for the year		823	470
Income tax		(24)	110
Depreciation, amortisation and impairment charges		1,200	401
Net profit on disposals		(1,194)	(272)
Acquisition costs		-	6
Net finance costs		29	93
Share of results of joint ventures and associates		(68)	(51)
Share-based payment costs		26	32
Net foreign exchange adjustment		22	27
Pre-publication		(57)	(52)
Inventories		10	6
Trade and other receivables		(99)	(69)
Trade and other liabilities		(80)	72
Retirement benefit obligations		(57)	(58)
Provisions		(13)	(11)
Net cash generated from operations		518	704

Dividends from joint ventures and associates		162	120
Net purchase of PPE including finance lease principal payments		(85)	(70)
Net purchase of intangible assets		(160)	(105)
Operating cash flow		435	649
Operating tax paid		(129)	(163)
Net operating finance costs paid		(51)	(73)
Operating free cash flow		255	413
Non-operating tax paid		(103)	-
Free cash flow		152	413
Dividends paid (including to non-controlling interests)		(423)	(398)
Net movement of funds from operations		(271)	15
Acquisitions and disposals		1,395	(137)
Purchase of treasury shares		(23)	(9)
Loans repaid / (advanced)		7	(12)
New equity		11	11
Other movements on financial instruments		(1)	15
Net movement of funds		1,118	(117)
Exchange movements on net debt		(133)	(143)
Total movement in net debt		985	(260)
Opening net debt		(1,639)	(1,379)
Closing net debt	14	(654)	(1,639)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s corporate and operating measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2015

17.	Return on invested capital (ROIC)

	2015	2014
all figures in £ millions

Adjusted operating profit	723	722
Less: operating tax paid	(129)	(163)
Return	594	559

Average: Goodwill	6,419	6,487
Average: Other non-current intangibles	2,296	2,070
Average: Intangible assets – Pre-publication	821	757
Average: Tangible fixed assets and working capital	781	586
Average: Total invested capital	10,317	9,900

ROIC	5.8%	5.6%

ROIC is a non-GAAP measure and has been disclosed as it is part of Pearson’s key business performance measures.  Average values for total invested capital are calculated as the average monthly balance for the year.

18.	Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the Group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

19.	Related parties

At 31 December 2015 the Group had loans to Penguin Random House (PRH) of £47m (2014: £54m) which were unsecured with interest calculated based on market rates. The loans are provided under a working capital facility and fluctuate during the year. The loans outstanding at 31 December 2015 were repaid in their entirety in January 2016. At 31 December 2015, the Group also had a current asset receivable from PRH of £27m (2014: £41m) arising from the provision of services. Service fee income from PRH was £16m in 2015 (2014: £41m).

Apart from transactions with the Group’s associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the year.

20.	Events after the balance sheet date

In January 2016, Pearson announced that it was embarking on a restructuring programme to simplify the business, reduce costs and position the company for growth in its major markets. The majority of the programme is expected to be complete by mid-year 2016 and will involve implementation costs in 2016 of approximately £320m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  26 February 2016

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary